U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25 (NT-10Q)

NOTIFICATION OF LATE FILING

Commission File No. 0-16874


(Check One):  [   ] Form 10-K or Form
10-KSB   [ ] Form 11-K   [ ] Form 20-F
[X] Form 10-Q or Form 10-QSB   [ ] Form N-SAR

For Period Ended:  March 31, 2002

[ ] Transition Report on Form 10-K or
Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q or
Form 10-QSB
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  Not
Applicable

	Read attached instruction sheet before
preparing form.  Please print or type.

	Nothing in this form shall be construed
 to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the Item(s)
 to which the notification relates:  Not Applicable

Part I
Registrant Information

Full Name of Registrant:  National Real Estate
 Limited Partnership Income Properties - II

Former Name if Applicable:  Not Applicable

Address of Principal Executive Office (Street and Number): 1155 Quail Court

City, State and Zip Code:  Pewaukee, Wisconsin
53072-3703

Part II
Rules 12b-25(b) and (c)

	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


(a)
The reason described in reasonable detail in Part
 III of this form could not be eliminated without unreasonable effort or expense;




x

(b)
The subject annual report, semiannual report, transition report on Form 10-K, Form 10-KSB,
 Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


(c)
The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III
Narrative

	State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR
or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

	The registrant could not file its quarterly report on Form 10-QSB for the quarter ended March 31, 2002 on the prescribed filing date for the following reasons:

	Registrant is in the settlement stage of a class action lawsuit. 2001 audits could not be completed, and financials could not be finalized until the settlement was approved by the judge. Thus, registrant does not believe it can finalize its Form 10-QSB by the prescribed filing date.

Part IV
Other Information

	(1)	Name and telephone number of person to
contact in regard to this notification:

John Vishnevsky, General Partner		262-695-1400

	(2)	Have all other periodic reports required
under section 13 or 15(d) of the Securities Exchange
Act of 1934 or section 30 of the Investment Company Act
 of 1940 during the preceding 12 months or for such
 shorter period that the registrant was required to
file such report(s) been filed?  If the answer is no,
identify report(s).
	[x] Yes   [ ] No

	(3)	Is it anticipated that any significant
 change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	[ ] Yes   [x] No

	National Real Estate Limited Partnership Income
 Properties - II has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

	Dated this _8__ day of May, 2002.

NATIONAL REAL ESTATE LIMITED PARTNERSHIP INCOME
PROPERTIES - II

BY
     John Vishnevsky
     Individual General Partner
MW\721725BGL:SE  03/27/01	3

MW\721725BGL:SE  03/27/01